UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2023
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Origin Agritech in Non- Compliance with NASDAQ Market Value of Listed Securities

On July 10, 2023, Origin Agritech Ltd. (the “Company”) received a letter from the NASDAQ Stock Market (“NASDAQ”) notifying the Company that it currently did not meet the minimum market value of listed securities requirements of having a market value of listed securities equal to or greater than $35 million (based upon the total ordinary shares outstanding multiplied by the closing bid price). Therefore, the Company was not in compliance with the continued listing rules of NASDAQ set forth in NASDAQ Listing Rules either 5550(b)(2). The non-compliance period was from May 24, through July 7, 2023.

According to the letter, the Company has until January 8, 2024 to achieve compliance with the market value requirement for continued listing. In the event the Company does not regain compliance with the rule prior to the expiration of the compliance period, it will receive additional written notification that its securities will be subject to delisting. At that time, the Company may appeal the delisting determination to a hearing panel.

If at any time prior to January 8, 2024, the market value of the listed securities equals $35 million or more for a minimum of ten consecutive business days, the Company will regain compliance with the particular continued listing requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: October 23, 2023